ACQUISITION AGREEMENT

Acquisition Agreement, made this 19 th day of September 2006 among:

WAH KING INVEST CORP.
Hoofddorp, The Netherlands
a Delaware corporation

("Buyer")

and

EMILE-STAETE B.V.
Pleimuiden 8 A 1046
AG Amsterdam
The Netherlands
a Dutch corporation

("Emile")

and

RICO-STAETE B.V.
Pleimuiden 8 A 1046
AG Amsterdam
The Netherlands
a Dutch corporation

("Rico")

and

FRANCISCUS C.V.
Pleimuiden 8 A 1046
AG Amsterdam
The Netherlands
a Dutch corporation

("Franciscus")

FVG B.V.
Pleimuiden 8 A 1046
AG Amsterdam
The Netherlands
a Dutch corporation

(the "Seller")

WHEREAS;

A.   Buyer, a company trading on the OTC Bulletin Board, directly and through one or more subsidiaries, intends to engage in the development, acquisition and management of real properties throughout the world.

B.   Seller is a real estate company that buys and sells investment grade properties in the Netherlands and Germany. The Seller owns one hundred (100%) percent of two Dutch corporate subsidiaries, Emile-Staete B.V., and Rico-Staete B.V., and is the managing general partner of a Dutch limited partnership Franciscus C.V.

C.   Emile owns six properties in the Netherlands consisting of a property at Mijlweg 7 in Vianen appraised at € 3.100.000,00 (see schedule B attached and incorporated herein by reference); at Berenkoog 53 in Alkmaar appraised at €1.600.000,00 (see schedule B attached and incorporated herein by reference); at Einthovenstraat 1 c.a. in Alkmaar appraised at € 7.900.000,00 (see schedule B attached and incorporated herein by reference); at Keulsekade 216 in Utrecht appraised at € 4.200.000,00 (see schedule B attached and incorporated herein by reference; at Edisonweg 9 in Woerden appraised at € 905.000,00 and fifty (50%) percent of De Schans 1802 in Lelystad appraised in total at € 2.900.000,00 (see schedule B attached and incorporated herein by reference).

D.   Rico owns one property in Emmerich, Germany at Tackenweide 12 appraised at € 4.750.000,00 (see schedule B attached and incorporated herein by reference).

E.   Franciscus owns one property in Hilversum, in the Netherlands at Fransiscusweg 10 appraised at €18.750.000,00 (see schedule B attached and incorporated herein by reference).

F.   Together the properties owned by the Seller are appraised at Forty Two Million Six Hundred Fifty Five Thousand (€ 42.655.000) Euros or approximately Fifty Four Million Five Hundred Ninety Eight Thousand Four Hundred ($54.598.400) Dollars using a conversion of $1.28 to €1,00 and carry a mortgage of Thirty Two Million Nine Hundred Twenty Two Thousand Ninety Nine (€ 32.922.099) Euros or approximately Forty Two Million One Hundred Thirty Three Thousand Seven Hundred Nineteen ($42,133,719) Dollars using a conversion of $1.28 to €1,00 for a net appraised value of Nine Million Seven Thirty Two Thousand Nine Hundred One (€ 9.732.901) Euros or approximately of Twelve Million Four Hundred Fifty Eight Thousand One Hundred Thirteen ($ 12,458,113) Dollars using a conversion of $1.28 to €1,00.

G.   The parties hereto deem it to be in the best interest of each of them that Buyer purchase 100 percent of the issued and outstanding capital stock of Emile and Rico, and 100 percent of the assets of Franciscus from the Seller, and generally succeed to the business of the Seller, all pursuant to such terms, provisions and conditions as the parties hereto shall agree.

NOW, THEREFORE, WITNESSETH, that for and in consideration of the premises and of the mutual promises and covenants hereinafter set forth, the parties hereto agree as follows:

A.   **PURCHASE AND PAYMENT**

1.   PURCHASE AND SALE OF STOCK.

1.1   Buyer agrees to a merger by purchasing from Sellers and Sellers agree to sell, assign, transfer and deliver to Buyer 100 percent of the issued and outstanding capital stock of Emile and Rico, and 100 percent of the assets of Franciscus owned by Seller (Collectively, the "Real Estate Companies").

1.2   The purchase and payment for the Real Estate Companies by Buyer shall take place at the time and in the manner hereinafter provided, and the sale, assignment, transfer and delivery of the Real Estate Companies by Seller, shall take place on the Closing Date at the Closing as those terms are hereinafter defined, subject to the fulfillment of the conditions hereinafter provided.

a.   On the Closing date, Seller shall assign, transfer and deliver the Real Estate Companies to the Buyer.

1.3   To comply with Dutch legal and tax requirements, this transaction shall be treated under Dutch laws as a merger of the Buyer and the Real Estate Companies.

2.   PURCHASE PRICE.

2.1   The aggregate purchase price of the Stock shall be Fourteen million Nine Hundred Thirty Nine and One Hundred Thirty Seven (14.939.137) voting non registered common shares of the Buyer valued at $1.00 per share payable in accordance with Schedule A attached (the "Purchase Price") of which Nine Million Seven Hundred Sixty Three Thousand Five Hundred Ninety Eight (9,763,598) voting non registered common shares are payable at Closing, and the remaining Five Million One Hundred Seventy Five Thousand Five Hundred Thirty Nine(5.175.539) voting non registered common shares are payable at a later date mutually agreed by the parties herein subject to approval of the Dutch tax authorities and subject to negotiation on renegotiation of existing debt.

B.   REPRESENTATIONS AND WARRANTIES OF BUYER

Buyer hereby represents and warrants that (i) Buyer is a duly organized and validly existing corporation under the laws of the State of Delaware, (ii) the execution, delivery and performance of this Agreement by the Buyer has been duly authorized by all necessary corporate action, (iii) this Agreement is a valid and legally binding obligation of the Buyer enforceable in accordance with the terms hereof, (iv) no governmental authorization, approval, order, license, permit, franchise or consent and no registration or filing with any governmental authority is required in connection with the execution, delivery or performance of this Agreement by the Buyer.

C.   REPRESENTATIONS AND WARRANTIES OF SELLER AND THE REAL ESTATE COMPANIES

Sellers and the Real Estate Companies hereby warrant and represent to Buyer that, as of the date hereof, the following statements are true and correct.

1.   CORPORATE STATUS.

The Real Estate Companies is (a) duly organized, validly existing and in good standing under the laws of The Netherlands; (b) has full legal power to own all of its properties and carry on its business as it is now being conducted; and (c) is qualified to do business in each of the jurisdictions in which it operates and the character of the properties owned by the Real Estate Companies or the nature of the business transacted by the Real Estate Companies do not make qualification necessary in any other jurisdiction or jurisdictions.

2.   AUTHORITY TO SELL.

Seller has full right, power and authority to sell, transfer and deliver the Real Estate Companies owned by the Seller to Buyer in accordance with the terms of this Agreement, and otherwise to consummate and close the transaction provided for in this Agreement in the manner and upon the terms herein specified.

3.   FINANCIAL STATEMENTS.

At or prior to the date of this Agreement, Seller has delivered to Buyer financial statements of the Real Estate Companies as of July31, 2006, comprising Schedule D hereto, and said internal financial statements, including the related notes and explanatory notes, present fairly the financial position of the Real Estate Companies at the date thereof and the results of its operations for the periods therein indicated, in conformity with generally accepted accounting principals applied on a basis consistent in each case with that of the preceding year.

4.   **PERIOD SINCE MOST RECENT FINANCIALS.**

From the date of the most recent reviewed internal balance sheet included in Real Estate Companies' Schedule D Financials, they have:

4.1   Not suffered any material adverse change in its financial condition, assets, liabilities or business.

4.2   Not affirmatively waived, canceled or compromised any of its rights, debts or claims of substantial value.

4.3   Not issued any additional shares of stock, rights or options to purchase or convert into such stock, or other securities.

4.4   Not made any distribution to its shareholders, as shareholders, of any assets, by way of dividends, purchase of shares or otherwise.

4.5   Not mortgaged, pledged or granted a lien or encumbrance on any of its properties or assets.

4.6   Not sold or transferred any of its assets, tangible or intangible, except motor vehicles and except inventory and other assets sold or disposed of in the ordinary and usual course of business.

4.7   Not incurred any extraordinary losses, within the meaning of generally accepted accounting principles, and/or incurred or become liable for any obligations or liabilities except current liabilities, within the meaning of generally accepted accounting principles, incurred in the ordinary and usual course of business, or made any extraordinary expenditures, within the meaning of generally accepted accounting principles, other than for the purchase of motor vehicles and for additions and betterments to existing plant, equipment and facilities.

4.8   Not increased the rate of compensation for any of its officers or directors nor for any executive employees, except as may be in accord with past practices and in the usual and ordinary course of business of the Real Estate Companies.

4.9   Not experienced any material adverse effect on its business, properties and assets as the result of any fire, explosion, earthquake, flood, drought, windstorm, accident, strike, embargo, confiscation of vital equipment, material or inventory, cancellation of contracts by any domestic or foreign government, or any agency thereof, or customer whose business with seller represents 5% or more of sellers gross revenue, riot, activities of armed forces, or acts of God or the public enemy.

4.10   To the best knowledge of Seller, it not incurred any liabilities, contingent or otherwise, except those stated in the balance sheet of the Real Estate Companies as of July 31, 2006, comprising Schedule D, or described in any notes accompanying said balance sheet, those referred to in Schedule C hereto, and current liabilities incurred in the ordinary and usual course of business since the date of the said balance sheet.

5.   **CAPITAL STRUCTURE.**

Rico and Emile (a) are authorized by their charter and applicable law to issue capital stock of this type; (b) has no issued and outstanding shares of its capital stock whatever, except as specifically indicated herein, which such shares are fully paid and non-assessable; (c) do not have authorized, issued or outstanding any additional subscription, option, warrant, conversion or other rights to the issuance or receipt of shares of their capital stock; (d) have all voting rights vested exclusively in the presently issued and outstanding capital stock; and (e) have outstanding no bonds, debentures or other similar evidences of indebtedness.

6.   OWNERSHIP OF STOCK.

Seller owns all of the issued and outstanding shares of capital stock of Rico and Emile and it holds such stock free and clear of all liens, claims, debts, encumbrances and assessments, and any and all restrictions as to sale, assignment or transferability thereof. Seller has full right, power and authority to sell, transfer and deliver all of the shares of Stock of Rico and Emile owned by Seller and the certificates therefore, sold hereunder, to Buyer in accordance with the terms of this Agreement, and otherwise to consummate and close the transaction provided for in this Agreement in the manner and upon the terms herein specified.

7.   TITLE TO ASSETS.

The Real Estate Companies have good and marketable title to all of their assets, which good and marketable title is free and clear of all mortgages, pledges, liens, credit agreements, title retention agreements, security agreements, taxes, claims, debts and other obligations and encumbrances.

8.   PEACEABLE POSSESSION OF ASSETS.

The ownership and possession of all of the assets of the Real Estate Companies have been peaceable and undisturbed and the title thereto has never been disputed or questioned to the knowledge of the Seller; nor does the Seller know of any facts by reason of which the possession or title thereof by the Real Estate Companies might be disturbed or questioned or by reason of which any claim to its assets might arise or be set up adverse to the Real Estate Companies.

9.   REGULATORY GOOD STANDING.

The Real Estate Companies have all material rights, certificates, authorities, permits, licenses, franchises and other authorizations necessary to and have complied in material respects with all laws applicable to, the conduct of their business in the manner and in the areas in which such business is presently being conducted and all such certificates, authorities, rights, permits, licenses, franchises and authorizations are valid, in good standing, in full force and effect, under no orders of suspension or restraints, and subject to no disciplinary, probationary or other orders. To the best of their knowledge, the Real Estate Companies have engaged in no activity whatever which would cause or lead to proceedings involving revocation, suspension, restraint, disciplinary action or any other action whereby any of such certificates, authorities, rights, permits, licenses, franchises or authorizations, or any part thereof, might be canceled, terminated, suspended, impaired, lost or otherwise adversely affected, and no action or proceeding looking to or contemplating any of the foregoing is pending or to the Real Estate Companies' knowledge threatened. The foregoing shall not be deemed to constitute a warranty or representation that the Real Estate Companies have not heretofore or shall not hereafter suffer to be committed minor and unintentional violations of any governmental regulations of such nature as not to cause either suspension or revocation of their operating authority.

10.   LITIGATION.

None of the Real Estate Companies are a party to any pending or to their knowledge threatened suit, action, proceeding, prosecution or litigation which might materially adversely affect the financial condition, business, assets, properties, certificates, rights, authorities, franchises or authorizations of the Real Estate Companies, or materially interfere therewith, nor to their knowledge are there any threatened or pending governmental investigation involving the Real Estate Companies or any of their operations, including inquiries, citations or complaints by any federal, state or local administration or agency, which would materially adversely affect the financial condition, business, assets or properties of the Real Estate Companies; and there are no outstanding, existing or pending judgments, orders, decrees, rulings, directives, stipulations or other mandates of any court or any public or quasi-public agency, body or official which have been in any way violated as they relate to or affect the Real Estate Companies or any of their properties, businesses, operations, affairs or activities.

11. **DEFAULTS.**

There are no material defaults on the part of the Real Estate Companies under any contract, lease, mortgage, pledge, credit agreement, title retention agreement, security agreement, lien, encumbrance or any other commitment, contract, agreement or undertaking to which they are a party.

12. **TAX RETURNS.**

All tax returns for income taxes, surtaxes, excess profits taxes, franchise taxes, sales and use taxes, real and personal property taxes and any and all other taxes to which the Real Estate Companies, or their assets, operations or income may be subject, due as of the date hereof, have been duly prepared and filed in good faith and all taxes shown thereon have been paid or are accrued on the books of the Real Estate Companies.

13. **LABOR PROBLEMS.**

No labor or labor union problems or difficulties, strikes, walk-outs, slow downs, job actions, boycotts, arbitrations, investigations, litigations or similar proceedings with respect thereto, are presently existing, suffered, pending or threatened with respect to the Real Estate Companies, their employees, business operations, assets or properties.

14. **COMPLIANCE WITH LAW.**

All of the properties, assets and business operations of the Real Estate Companies conform in material respects with all applicable ordinances, regulations, laws and statutes, including but not limited to building, zoning, safety, highway and other such laws, rules, regulations and ordinances.

15. **INFRINGEMENTS.**

The Real Estate Companies have never been charged with infringement or violation of any adversely held patent, trademark, trade name, or copyright, with claims reading on operations of the Real Estate Companies or on apparatus or methods employed by the Real Estate Companies in effecting the same, which would materially adversely affect any operation of the Real Estate Companies, nor are the Real Estate Companies using or in any way making use of any confidential information or trade secrets, of any former employer or any present or past employee of the Real Estate Companies except as a result of the acquisition of the business of such former employer.

16. **TRUTH OF REPRESENTATION.**

No representation by the Real Estate Companies made in this Agreement and no statement made in any certificate or schedule furnished in connection with the transaction herein contemplated contains or will contain any knowingly untrue statement of a material fact or knowingly omits or will omit to state any material fact reasonably necessary to make any such representation or any such statement not misleading to a prospective purchaser of the Real Estate Companies.

D. **ADDITIONAL CONSIDERATION**

In compliance with Dutch laws, Frans A.M. Faijdherbe, the Managing Director of the Seller shall remain and become the Managing Director of the Buyer's European Property Division to be known as Wah King Invest Corp. Europe and shall become a member of the Buyer's Board of Directors.

E. CONDITIONS PRECEDENT TO CLOSING

1.   This Agreement is subject to Real Estate Companies obtaining a certified audit by a PCAOB approved Certified Accounting Firm which shall certify as to the fairness of their financial statement in accordance Schedule C attached prior to closing to comply with United States Securities and Exchange Commission requirements.

2.   This Agreement is subject to Buyer obtaining from Real Estate Companies an up to date rental income schedule of the properties including an accounting of any and all securities deposits obligations of the various properties to any and all its tenants.

3.   This Agreement is subject to Buyer obtaining from Real Estate Companies an up to date schedule of detailed mortgages, tax liabilities and any and all other liabilities of the Real Estate Companies.

E. INDEMNIFICATION

1.   Seller and the Real Estate Companies shall indemnify and hold harmless the Buyer from and against any losses, damages or expenses which may be suffered or incurred by Buyer arising from or by reason of the inaccuracy of any statement, representation or warranty of Seller or the Real Estate Companies made herein, or the failure of Seller or the Real Estate Companies to perform any agreement made by them herein. Buyer shall give Seller prior written notice of any claim, demand, suit or action with respect to which indemnity may be sought pursuant to this Section. Seller, in every such case, shall have the right at his sole expense and cost to participate in contesting the validity or the amount of any such claim, demand, suit or action. In the event Buyer suffers loss, damage or expense and is entitled to indemnification under this Section, the amount of any such loss, damage or expense shall be assessed against and shall be paid by Seller. Seller shall have no liability under this Section unless the Buyer prior to the Six (6) month anniversary of the Closing makes a claim for indemnification. Notwithstanding anything herein to the contrary, Sellers shall have no liability under this Section for any loss, damage, expense or amount suffered or incurred by Buyer or the Real Estate Companies (a) as a result of any election made by the Buyer or the Real Estate Companies subsequent to the Closing under Section 338 of the Internal Revenue Code of 1954, as amended, or (b) which is covered by insurance maintained by the Real Estate Companies on the Closing Date.

2.   The Buyer shall indemnify the Real Estate Companies and Seller and shall hold the Real Estate Companies and Seller harmless, on demand, from and against any losses, damages or expenses which may be suffered or incurred by the Real Estate Companies or Seller arising from or by reason of the inaccuracy of any statement, representation or warranty of the Buyer made herein or in any document or instrument delivered by Buyer to Seller or the Real Estate Companies in connection with the transactions herein contemplated, or the failure of Buyer to perform any agreement or covenant made by it herein or in any document or instrument delivered by Buyer to Seller or the Real Estate Companies in connection with the transactions herein contemplated.

F. CLOSING

The closing under this Agreement (the "Closing") and all deliveries hereunder shall take place at the office of the Buyer on September 15, 2006 or such other date as shall be agreed upon by all the parties ("the Closing date").

G. GENERAL PROVISIONS

1.   SURVIVAL OF REPRESENTATIONS, WARRANTIES AND COVENANTS.

Unless otherwise expressly provided herein, the representations, warranties, covenants, indemnities and other agreements herein contained shall be deemed to be continuing and shall survive the consummation of the transactions contemplated by this Agreement.

2.   **DILIGENCE.**

The parties hereto agree that each shall with reasonable diligence proceed to take all action which may be reasonably required to consummate the transaction herein contemplated.

3.   **FURTHER ASSURANCES.**

Each party hereto agrees to execute such further documents or instruments, requested by the other party, as may be reasonably necessary or desirable to effect the purposes of this Agreement and to carry out its provisions, at the expense of the party requesting the same.

4.   **ENTIRE AGREEMENT.**

This Agreement constitutes a complete statement of all the arrangements, understandings and agreements between the parties, and all prior memoranda and oral understandings with respect thereto are merged in this Agreement. There are no representations, warranties, covenants, conditions or other agreements among the parties except as herein specifically set forth, and none of the parties hereto shall rely on any statement by or on behalf of the other parties which is not contained in this Agreement.

5.   **GOVERNING LAW.**

Irrespective of the place of execution or performance of this Agreement, it shall be governed by and construed in accordance with the laws of the Netherlands applicable to contracts made and to be performed in the Netherlands, and cannot be changed, modified, amended or terminated except in writing, signed by the parties hereto.

6.   **BENEFIT AND ASSIGNABILITY.**

This Agreement shall bind and inure to the benefit of the parties hereto and their respective legal representatives, successors and assigns, provided, however, that this Agreement cannot be assigned by any party except by or with the written consent of the others. Nothing herein expressed or implied is intended or shall be construed to confer upon or to give any person, firm or corporation other than the parties hereto and their respective legal representatives, successors and assigns any rights or benefits under or by reason of this Agreement.

7.   **COSTS.**

The Buyer shall bear all costs and expenses of the transaction.

8.   **COUNTERPARTS.**

This Agreement may be executed in any number of counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same Agreement.

9.   **NOTICES.**

Any notices and other communications under this Agreement shall be in writing and shall be considered given if delivered personally or mailed by certified mail to the party, for whom such notice is intended, at the address indicated at the outset hereof (or at such other address as such party may specify by notice to the other parties hereto).

10.   **HEADINGS.**

The headings in this Agreement are intended solely for convenience of reference and shall be given no effect in the construction or interpretation of this Agreement.



11. **FURTHER ACTION.**

Any further action required or permitted to be taken under this Agreement, including giving notices, executing documents, waiving conditions, and agreeing to amendments or modifications, may be taken on behalf of a party by its Board of Directors, its President or any other person designated by its Board of Directors, and when so taken shall be deemed the action of such party.

IN WITNESS WHEREOF, the parties hereto have respectively executed this Agreement the day and year first above written.

Seen for legalisation the signature of:
Jerry Gruenbaum
by me, Mr Alexander Constantijn Walraad graaf van Limburg Stirum, civil law notary, residing in Hilversum, The Netherlands, on this day, September 19th 2006



Mr A.C.W. GRAAF VAN LIMBURG STIRUM * NOTARIS TE HILVERSUM *

Seen for legalisation the signature of:
Franciscus Adrianus Maria Faijdherbe, by me, mr Sinead Dirck-de Haan, as a substitute-notary of
~~by me~~, Mr Alexander Constantijn Walraad graaf van Limburg Stirum, civil law notary, residing in Hilversum, The Netherlands, on this day, september 20th 2006



...RG STIRUM * ...TARIS TE HILVERSUM

BUYER

WAH KING INVEST CORP.

By: ______________________
Jerry Gruenbaum, CEO

SELLERS
F.V.G. B.V.

By: ______________________
Frans A.M. Faijdherbe, Directeur

THE REAL ESTATE COMPANIES

EMILE-STAETE B.V.

By: ______________________
Frans A.M. Faijdherbe, Directeur

RICO-STAETE B.V.

By: ______________________
Frans A.M. Faijdherbe, Directeur

FRANCISCUS C.V.

By: ______________________
Frans A.M. Faijdherbe, Directeur



FVG
FAIJDHERBE
VASTGOED BV

MIJLWEG 7
TE
VIANEN

Uittreksel Kadastrale Kaart


5
7
129
Mijlweg
0 m
5 m
25 m

Deze kaart is noordgericht

12345 Perceelnummer

25 Huisnummer

Kadastrale grens

Bebouwing

Overige topografie

Schaal 1:500

Kadastrale gemeente HAGESTEIN

Sectie D

Perceel 129

Voor een eensluidend uittreksel, ROTTERDAM, 10 juli 2006
De bewaarder van het kadaster en de openbare registers

Aan dit uittreksel kunnen geen betrouwbare maten worden ontleend.

De Dienst voor het kadaster en de openbare registers behoudt zich de intellectuele eigendomsrechten voor, waaronder het auteursrecht en het databankenrecht.







FVG
FAIJDHERBE
VASTGOED BV

BERENKOOG 53
TE
ALKMAAR









FVG
FAIJDHERBE
VASTGOED BV

KEULSEKADE 216/NIJVERHEIDSWEG
TE
UTRECHT







FVG
FAIJDHERBE
VASTGOED BV

KEULSEKADE 216/NIJVERHEIDSWEG
TE
UTRECHT



Kadaster





FVG
FAIJDHERBE
VASTGOED BV

EDISONWEG 9 A T/M 9 E
TE
WOERDEN

Kadaster

Industrieweg
Edisonweg
6354
7
6776
7785
7784
7341
6855
3
7340
7339
3907
8
6778
7116
9
7689
13
7688
7120
7118
7119
15a
15b
7387
19
15c
15d
7336
21
8366
7386
25
7050
7051
8367
27

0 m 10 m 50 m

Deze kaart is noordgericht

Klantreferentie onbekend

Legenda

12345 Perceelnummer
25 Huisnummer
Kadastrale grens
Bebouwing/topografie

Uittreksel uit de kadastrale kaart

Kadastrale gemeente	WOERDEN
Sektie	B
Perceelnummer	7116
Schaal	1: 1000







FVG
FAIJDHERBE
VASTGOED BV

DE SCHANS 18-02
TE LELYSTAD



Kadaster
4820
4819
4818
2802
4655
2803
De Schans
0 m
5 m
25 m







Legenda

12345 Perceelnummer

25 Huisnummer

Kadastrale grens

Uittreksel uit de kadastrale kaart

Kadastrale gemeente LELYSTAD

Sectie M





Bouw, Vastgoed en Milieu

Bouw, Vastgoed en Milieu

SCHANS
18-02







FVG
FAIJDHERBE
VASTGOED BV

TACKENWEIDE 48–50
TE EMMERICH (D)









FVG
FAIJDHERBE
VASTGOED BV

BUSINESS CENTRE

FRANCISCUSWEG 8–10
TE
HILVERSUM


Kerkelandenlaan
10
3096
6
3097
3098
3109
3108
2960
2961
0 m
10 m
50 m

Deze kaart is noordgericht

Klantreferentie S 168415

.egenda
Perceelnummer
Huisnummer
adastrale grens
ebouwing/topografie

Uittreksel uit de kadastrale kaart

Kadastrale gemeente HILVERSUM
Sektie H
Perceelnummer 3109
Schaal 1: 1000

...uittreksel, AMSTERDAM, 21 mei 2003.
...der van het kadaster en de openbare registers

Aan dit uittreksel mogen geen maten worden ontleend.
De auteursrechten zijn voorbehouden aan de Dienst voor het kadaster en de openbare registers

Kadaster

Kadaster


3096
3097
3109
3108
2959
2960
2961
0 m
10 m
50 m

Deze kaart is noordgericht

Klantreferentie

Legenda

Perceelnummer
Huisnummer
Kadastrale grens

Uittreksel uit de kadastrale kaart

Kadastrale gemeente HILVERSUM
Sektie M
Perceelnummer 3108





